SEC Mail Processing Section

FEB 21 2012

Washington, DC 125

12011042

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66091

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan 1, 2011 (MM/DD/YY) AND ENDING Dec 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Hina Group Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO EMBARCADERO CENTER, SUITE 2310
(No. and Street)

SAN FRANCISCO	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jung-mei Wang 408-998-1688 x 162
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WANG & CHOU ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

28 NORTH 1ST STREET #900	SAN JOSE	CA	95113
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/22/12

JD 3/22/12

OATH OR AFFIRMATION

I, ERIC CLOW, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE HINA GROUP, INC, as of ~~DECEMBER 31~~ December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California County of SANTA CLARA
Subscribed and sworn to (or affirmed) before me on this 12th day of JAN, 2012, by ERIC CLOW, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Signature [signature]
(Seal)

Notary Public

MAULIK ANIL PANDIT
COMM. # 1916213
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Exp. Dec. 10, 2014

[signature]
Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE HINA GROUP, INC.
(Wholly Owened Subsidiary of Hina Group Holding)
Contents

Wang & Chou Accountancy Corp.
28 North First Street, #900, San Jose, CA 95113
Tel: (408) 998-1688 Fax: (408) 998-1689

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder of
The Hina Group, Inc.
San Francisco, California

We have audited the accompanying balance sheets of The Hina Group, Inc., a California corporation, as of December 31, 2011, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Hina Group, Inc. as of December 31, 2011, and the results of its operations and changes in its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I, II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wang & Chou Accountancy Corp.

Wang & Chou Accountancy Corp.
January 09, 2012

THE HINA GROUP, INC.
(Wholly Owned Subsidiary of Hina Group Holdings.)
Statement of Financial Condition

At December 31,		2011
ASSETS		
Current assets		
Cash and cash equivalents <Notes 1 & 2>	$	122,034
Accounts receivable, net of allowance <Note 3>		454,829
Employee Advances		7,720
Prepaid expenses		15,304
Total current assets		599,887
Property and equipment, net of depreciation <Note 4>		13,531
Other assets		
Deferred tax asset (Options) <Note 7 >		55,493
Security deposits		22,500
Total other non-current assets		77,993
Total assets	$	691,411

(Continued)
See accompanying notes

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Statement of Financial Condition

December 31,		2011
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts Payable	$	-
Accrual Payable		-
Credit Card Payable - Wells Fargo		6,708
Income Tax Payable		-
Payroll and payroll tax payable		-
Total current liabilities		6,708
Long - term liabilities		-
Total liabilities		6,708
Stockholders' equity		
Common stock ($1 par value; 10,000,000 shares authorized, 150,000 issued and outstanding in 2010)		150,000
Additional paid in capital <Note 7>		138,734
Retained earnings		395,969
Total stockholders' equity		684,703
Total liabilities and stockholders' equity	$	691,411

See accompanying notes

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings.)
Statement of Operations

For the year ended December 31,		2011
Consulting income	$	907,245
Less: cost of sales		-
Gross profits		907,245
Less: general and administrative expenses <see schedule>		823,144
Income (loss) from operations		84,101
Other income (expenses):		
Other income/(expenses)		-
Interest income		9
Total Other income (expenses)		9
Income (loss) before provision for income taxes		84,110
Income tax expenses (benefits) <Note 5>		27,310
Net income (loss) before extraordinary item		56,800
Extraordinary item		
Option deferred tax		5,682
Total Extraordinary item		5,682
Net income (loss)	$	62,482
Basic Earnings Per Share		0.38
Weighted-average number of common shares outstanding	$	150,000

See accompanying notes

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Statement of Stockholders' Equity

	Number of shares	Common stock	Additional paid-in capital	Retained earnings	Total
Balance - December 31, 2010	150,000 $	$150,000 $	124,528 $	333,407 $	536,082
Issurance of stock option			14,206		14,206
Prior year Adjustment				80	80
Net Income				62,482	62,482
Balance - December 31, 2011	150,000 $	150,000 $	138,734 $	395,969 $	684,703

See accompanying notes

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Statement of cash flows

For the years ended December 31,		2011
Cash flows form operating activities:		
Net income (loss)	$	62,482
Adjustments to reconcile net income		
to net cash provided by operating activities		
Depreciation and amortization		11,620
Change in accounts receivable		(10,279)
Change in other assets		(8,067)
Change in prepaid expenses		10,711
Change in other receivable		(7,720)
Change in accrued expenses		(189)
Change in other liabilities		6,146
Change in income taxes payable		(3,667)
Change in deferred taxes payable		(5,682)
Change in accounts payable		(2,236)
Total adjustment		(9,363)
Net cash provided (used) by operating activities		53,119
Cash flows from investing activities:		
Cash payments for purchase of equipment		(1,938)
Net cash provided (used) by investing activities		(1,938)
Cash flows from financing activities:		
Change in additional paid in capital		14,206
Proceeds from issuance of common stock		-
Prior period adjustment		80
Net cash provided (used) by financing activities		14,286
Net change in cash and cash equivalents		65,467
Cash and cash equivalents at beginning of year		56,567
Cash and cash equivalents at end of year	$	122,034
Supplemental cash flows disclosures:		
Income tax payments	$	27,310

See accompanying notes

THE HINA GROUP, INC.
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2011

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – Summary of Significant Accounting Policies

The Company:

The Hina Group, Inc. (the Company), a California corporation, is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of FINRA. The company advises clients regarding M&A transactions and private placements, primarily in the China and United States communications and IT industries.

The Company is 100% owned subsidiary of Hina Group Holdings in George Town, The Island of Grand Cayman, Cayman Island. Hina Group Holdings is comprised of the following companies: The Hina Group, Inc., Hina Group Beijing and Hina Group Singapore.

Accounting Methods

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America and prevailing industry practice.

Cash and Cash Equivalents:

The Company defines cash equivalents as all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase. The Company states cash equivalents at cost, which approximates market.

Fair Value of Financial Instruments:

Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities approximate fair value due to their short maturity.

Income Taxes:

Income taxes are computed using the asset and liability method in accordance with Statement of Financial Accounting Standard No. 109 (FAS 109), "Accounting for Income Taxes". Under FAS 109, deferred income tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities are measured using the currently enacted tax rates laws. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Revenue Recognition:

Revenue is recognized when service is performed. There are two types of revenue, which are called retainer fees and success fees. Retainer fees are called out in the Company and customer engagement letter as a non-refundable monthly fee for services; these revenues are recognized as invoices are issued. Success fees are dependent upon completion of funding or an acquisition and are not earned if the transaction is not a success a s defined in the engagement letter. Hina Group, Inc. has a service agreement with Hina Group Holdings, its parent company, which allows it to bill

its parent for all costs plus an 8% profit margin, where the 8% profit margin is based on a transfer pricing study.

Property and Equipment:

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, generally three to seven years. Expenditures that extend the useful lives of assets are capitalized and maintenance and repairs are expensed. Gains and losses upon asset disposal are taken into income in the year of disposition.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Certain Risks and Concentrations

Present accounting standards require disclosure of concentrations of credit risk, including bank balances in excess of Federal Deposit Insurance Corporation (FDIC) guarantee. At December 31, 2011, the Company did not have bank balance in excess of FDIC guarantee.

In 2011, Hina Group Holding accounted for 100% the total revenues.

NOTE 2 – Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

At December 31,		2011
Cash in bank - Wells Fargo checking	$	112,722
Cash in bank - Merill Lynch		9,312
Cash and cash equivalents	$	122,034

THE HINA GROUP, INC.
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2011

NOTE 3 – Accounts Receivable

At December 31,		2011
Accounts receivable	$	454,829
Less: Allowance for bad debts		-
Accounts receivable - net	$	454,829

NOTE 4 - Property and Equipment:

Property and equipment consist of the following:

At December 31,		2011
Furniture and fixture	$	65,699
Equipment		21,055
Less: Accumulated depreciation		(73,223)
Net property and equipment	$	13,531

NOTE 5 - Income Taxes:

The provision for income taxes consists of the following:

For the year ended December 31,		2011
Current		
Federal	$	18,510
State		8,800
Total current income tax	$	27,310

NOTE 6 - Related Party Transactions:

The Company is a member of a group of companies owned by or affiliated with Hina Group Holdings. The relationships are as follows:

Related Parties	**Relationship**
Chen, Hong	Shareholder of Hina Group Holdings
Eric Clow	Shareholder of Hina Group Holdings
Hina Group Holdings – Cayman Island	Shareholder of The Hina Group, Inc.
Hina Group Beijing	Subsidiary of Hina Group Holdings
Hina Group Singapore	Subsidiary of Hina Group Holdings

The significant transactions with the aforementioned parties are summarized as follows:

At December 31,		2011
Accounts receivable - Hina Group Holding	$	454,829

NOTE 7 – Options granted

The Company granted 1,770,000 shares of common stocks in 2006 with exercise price $0.50 per share. The total Options cost during 2006 is $444,085. With tax rate 40%, total deferred tax asset (Options) is $ 55,493 as of December 31, 2011.

NOTE 8 - Regulatory requirements

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that the Company does not hold funds or securities of customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011, the Company had net capital of $115,134 which was $110,134 in excess of its net capital requirements of $5,000.

NOTE 9 – Lease

The Company engaged its operating lease agreement with EMBARCADERO CENTER ASSOCIATES, a California general partnership on November 12, 2010 and the term of the lease through December 31, 2015. The monthly base rent started on January 1, 2011 was $7,236.50 with a security deposit of $22,500.

The total lease payments are estimated as follows:

Year	Minimum lease payment	
2012	$	88,956
2013	$	91,074
2014	$	93,192

Supplementary Information

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Schedule of General and Administrative Expenses

For the year ended December 31,		2011
Accounting fees	$	12,750
Bank charges		1,413
Compensation cost - option		14,206
Conference		1,620
Contribution		12,970
Depreciation expenses		11,620
Dues and subscriptions		53,335
Insurance		34,108
Licenses and permits		5,899
Meals and entertainments		4,468
Moving expenses		10,838
Office expenses		295
Payroll services		10,053
Payroll tax		29,380
Penalty		2
Professional fees		23,814
Property tax		3,622
Postage and delivery		827
Rent		86,720
Salaries and wages		431,109
Telephone		28,319
Travel		45,776
Total operating expenses	$	823,144

See accompanying notes

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)

SCHEDULE I
Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission

		31-Dec-11
Net Capital		
Total shareholders' equity	$	684,703
Add: subordinated borrowings allowable for net capital		-
Total capital and allowable subordinated borrowings		684,703
Deductions and/or charges		
Nonallowable assets:		
Receivable (related party)		454,829
Prepaid expense		23,024
Fixed asset		13,531
Deferred tax asset		55,493
Security deposits		22,500
		569,377
Net capital before haircuts on securities positions		115,326
Haircuts:		192
Net capital	$	115,134
Aggregate Indebtedness		
Accounts payable	$	6,708
Total aggregate indebtedness	$	6,708
Computation of Basic Net Capital Requirement		
Minimum net capital under rule 15c3-1(a)(1)(i)		447
Minimum net capital under rule 15c3-1(a)(2)(i)		5,000
Required minimum net capital (greater of 15c3-1(a)(1)(i) rule 15c3-1(a)(2)(i))		5,000
Excess Net Capital		110,134
Excess Net Capital At 1000%		109,134
Ratio: Aggregate Indebtedness to Net Capital		5.83%

Reconciliation with Company's Computation
(Included in Part II of Form X-17A-5 as of December 31, 2011

There were no material differences between the computation of net capital under Rule 15c-1 in the above computation and the corresponding unaudited part IIA filing by the company for the year ended December 31, 2011

THE HINA GROUP, INC.
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2011

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C-3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchanges Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

THE HINA GROUP, INC.
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2011

SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondents' possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$0.00
A. Number of items	
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$0.00
A. Number of items	
3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3	No No

Wang & Chou Accountancy Corp.
28 North First Street, #900, San Jose, CA 95113
Tel: (408) 998-1688 Fax: (408) 998-1689

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder of
The Hina Group, Inc.
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedule of Hina Group Inc. (the Company), for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3.

2. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Wang & Chou Accountancy Corp.
28 North First Street, #900, San Jose, CA 95113
Tel: (408) 998-1688 Fax: (408) 998-1689

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wang & Chou Accountancy Corp.
Wang & Chou Accountancy Corp.
San Jose, California

January 09, 2012

Wang & Chou Accountancy Corp.

28 North First Street, Suite 900
San Jose, CA 95113
Tel: 408-998-1688 Fax: 408-998-1689

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the management of The Hina Group, Inc.
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Standard Stockbrokerage Co. Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Standard Stockbrokerage Co., Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Standard Stockbrokerage Co. Inc.'s management is responsible for the Standard Stockbrokerage Co. Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC – 7T with respective cash disbursement records entries, through the verification of payment amount with canceled check records, the company paid the total assessment balance and interest due timely. No significant discrepancies found;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31,2011 nothing no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T , nothing no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the specified elements, accounts or items referred to above. Accordingly, we do not express such an opinion. Had we preformed additional procedures, other matter might have come to our attention that would have been reported to you.

This report relates only to the accounts and items specified above. This report is intended solely for the information and use of the specified users listed above and is not intended to be, and should not be, used by anyone other than those specified parties.

Wang & Chou Accountancy Corp.

Wang & Chou Accountancy Corp.
January 9, 2012

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: THE HINA GROUP, INC.

Address: TWO EMBARCADERO CENTER, SUITE 2310, SAN FRANCISCO, CA 94111

Telephone: 415-835-8887

SEC Registration Number: 8-66091

FINRA Registration Number:

(ii) Accounting Firm

Name: WANG & CHOU ACCOUNTANCY CORP.

Address: 28 N.1ST STREET #900, SAN JOSE, CA 95113

Telephone: 408-998-1688

Accountant's State Registration Number: COR 4987

(iii) Audit date covered by the Agreement:

(Month) 12 (Day) 31 (Year) 2011

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

(X) is for the annual audit only for the fiscal year ending 2011 *

( ) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: J. M. Wang

Name: JUNG-MEI WANG

(By Firm's FINOP or President)

Title: PRESIDENT Date: FEB 15, 2012